UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025 (Report No. 2)

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 12, 2025, InterCure Ltd. (the “Company”) announced that Mr. Ehud Barak will step down as Chairman of the Board, effective February 13, 2025, and will be succeeded by Mr. Alexander Rabinovich who has successfully led the Company as CEO for the past five years. The Company further announced the completion of the financing previously reported on the Company’s Report on Form 6-K dated December 19, 2024. Attached hereto as Exhibit 99.1 and incorporated herein is the Company’s press release titled “InterCure Names Alex Rabinovich as Chairman Replacing Ehud Barak,” announcing such updates.

Exhibit No.
99.1	Press Release issued by InterCure Ltd. on February 12, 2025, titled “InterCure Names Alex Rabinovich as Chairman Replacing Ehud Barak.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: February 12, 2025	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer